Exhibit 99.1

Enthusiast Gaming Rises to #1 Gaming Property in the United States

● Ranked #1 in Games Category for U.S. Unique Visitors in January 2023

● Ranked Top 3 Fastest Growing Property on Comscore’s Top 100 List

LOS ANGELES, Feb. 22, 2023 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming”) (NASDAQ:EGLX; TSX:EGLX), an integrated gaming entertainment company, is pleased to announce that it has been ranked as the #1 gaming property for unique visitor traffic in the United States, based on the latest digital media ratings from Comscore, a leading independent media measurement firm (Comscore Media Metrix®, Games, January 2023, U.S.).

This authoritative ranking of multi-platform digital traffic includes all properties involved in gaming information and online gaming, such as Roblox, Twitch, Activision Blizzard and IGN.

Top Gaming Properties in the United States

		Unique Visitors (000)
1	Enthusiast Gaming	49,120
2	ROBLOX.COM	44,882
3	TWITCH.TV	44,088
4	Activision Blizzard	32,051
5	Take 2 Interactive	29,756
6	FANDOM Games	27,485
7	GAMURS Group	23,302
8	IGN Entertainment	21,478
9	EA Games - Media Network	17,274
10	Future Games	15,853

Source: Comscore Media Metrix®, Games, January 2023, U.S.

Enthusiast Gaming has grown its digital media property by 349% over the past three years, on the path to becoming the #1 destination in gaming. This ranks Enthusiast Gaming as a top 3 fastest growing property on Comscore’s Top 100 Properties list, next to Universal Music Group and Zoom, and ahead of Vevo and Bytedance (parent company of TikTok) (Comscore Media Metrix®, Top 100 Properties, Unique Visitors, January 2020 vs. January 2023, U.S.). The Company's proprietary offering of gaming communities, content, creators and experiences continues to generate flywheel growth across its platform.

"Becoming #1 in your category is a major achievement for any digital media company," commented Bill Karamouzis, President of Enthusiast Gaming.   "It is a testament to our platform's ability to reach the largest and most dedicated audience of gamers, and a clear signal to the world's leading brands that we are the #1 company to work with in gaming.”

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with younger millennial audiences. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:

Eric Bernofsky, Chief Corporate Officer

investor@enthusiastgaming.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the exchange) accepts responsibility for the adequacy or accuracy of this release.